February 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Cheryl Brown

Lauren Nguyen

Jenifer Gallagher

John Cannarella

Re: Elate Group, Inc.

Registration Statement on Form S-1

Filed April 1, 2022

File No. 333-264073

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Elate Group, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 AM ET on Wednesday, February 14, 2024, or as soon thereafter as is practicable, unless we or our outside counsel, Peter Hogan, Esq. request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Peter Hogan, Esq. at (213) 891-5076.

Very truly yours,

/s/ Kevin Britt
Kevin Britt, Chief Executive Officer and President